January 23, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attention:	Jeffrey P. Riedler
Assistant Director

Re:	ING U.S., Inc.
Registration Statement on Form S-1
Filed November 9, 2012
File No. 333-184847

Dear Mr. Riedler:

This letter responds to the comments set forth in the letter, dated December 6, 2012, to Bridget M. Healy, Executive Vice President and Chief Legal Officer of ING U.S., Inc. (the “Company” or “we”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced registration statement (the “Registration Statement”) on Form S-1 filed with the Commission on November 9, 2012 (the “Initial Registration Statement”).

We have addressed the comments in the Staff’s December 6, 2012 letter by reproducing each comment below in bold text and providing the Company’s response immediately following. We have also provided supplemental information as requested or where we believe it is appropriate to the response.

We are delivering with this letter a copy of Amendment No. 1 to the Registration Statement, filed on the date hereof (“Amendment No. 1”), which shows the changes we have made in response to the Staff’s comments as well as other revisions. As a result of the revisions to the Initial Registration Statement, some page references have changed. The page references in the comments refer to page numbers of the Initial Registration Statement and the page references in the responses refer to page numbers in Amendment No. 1 unless indicated otherwise. Capitalized terms used herein but not otherwise defined have the meanings assigned to them in Amendment No. 1.

Registration Statement on Form S-1

1.	Comment: Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response: We undertake to revise our disclosure to make appropriate changes throughout the Registration Statement in accordance with the Staff’s comments.

2.	Comment: Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $10 and 20% if you price above $10.

Response: When we file a pre-effective amendment that includes a price range, it will comply with this requirement.

Prospectus Summary, page 1

3.	Comment: On page 10 and on pages 51, 52, 190, 239, and 250, you discuss the agreed-upon deadline by which the divestment must be completed to avoid additional restructuring measures or enforcement actions. Please revise your disclosure in these sections to identify the deadline.

Response: The requested disclosure has been provided in Amendment No. 1. Please see pages 11, 52, 192-193, and 240-241 of Amendment No. 1. Please note that the deadline referred to on page 250 of the Initial Registration Statement does not relate to the deadline agreed to with the European Commission and we have not revised the disclosure on such page.

4.	Comment: Please note that the Prospectus Summary must be a balanced discussion of the disclosure found within the Prospectus. Accordingly, it must contain information related to the weaknesses and risks faced by the company in addition to its strengths. Please add a subsection to the Prospectus Summary immediately following the “Our Competitive Strengths” subsection to briefly describe the major risks and weaknesses facing the company, in bulleted form. This disclosure should include a discussion of the following items and others that may be the most material to the company:

•	Threats to profitability due to changes in interest rates and resulting interest rate spreads;

•	Susceptibility to loss of revenue or liquidity problems due to rating downgrades;

•

Threats to liquidity from counterparties not meeting their obligations regarding securities lending or securities repurchase arrangements, reinsurance, swamps, credit default contracts, or other hedging arrangements, etc.

•	Illiquid investment portfolios and volatility of asset valuations;

•

Restrictions on the payment of dividends to shareholders or the upstreaming of funds to the parent related to the registrant’s holding company structure and state law or other regulatory requirements regarding the transfer of funds to the parent;

•	The expected benefits you may not achieve as a result of the separation;

•	The significant risks you will face as a standalone public company without many of the resources previously available to you as a private business unit of ING Group, including brand and reputation;

•

The fact that ING Group will beneficially control a majority of the voting power of your outstanding common stock and will be able to determine the outcome of future corporate actions including the election of directors; and

•	The possibility of a conflict of interest as a result of the fact that your directors may simultaneously serve as employees of ING Group.

In this respect, your current “Risk Factors” subsection on page 10 is not sufficient.

Response: We have provided the requested disclosure in Amendment No. 1. Please see pages 8-9.

Summary Consolidated Financial Data, page 13

5.	Comment: In this section, and elsewhere throughout the prospectus, you include a line item entitled “ING U.S. Inc. shareholders equity, excluding AOCI.” It appears that this item is a non-GAAP measure. If so, please provide footnote disclosure that explains why you believe this measure is useful to investors and provides a reconciliation to the most comparable GAAP measure as required by Item 10(e)(1)(i) of Regulation S-K. If you do not believe this item is a non-GAAP measure, please explain to us why not, and disclose in a footnote a cross-reference to Note 7 to your Financial Statements which provides an explanation of how you calculate AOCI.

Response: Shareholder’s equity, excluding AOCI, is a common measure used by insurance analysts and investment professionals in their evaluations.

We have included a footnote in the Summary Consolidated Financial Data (pages 66-67) and Selected Consolidated Financial Data (pages 14-15) in Amendment No. 1 to describe how this is derived from the Consolidated Financial Statements, with applicable cross-references.

Risk Factors, page 15

“Revenues, earnings and income from our investment management business . . .,” page 26

6.	Comment: Please quantify the portion of revenues and net income attributable to your investment management business operations as of December 31, 2011 and September 30, 2012.

Response: We have provided the portion of operating revenues and operating income (loss) before taxes for the periods requested on page 27 of Amendment No. 1. Please note that we have provided operating revenues and operating income (loss) before taxes rather than revenues and net income because these are the closest measures to revenues and net income that are provided on a segment basis, whereas revenues and net income are only provided on a consolidated basis.

“A significant portion of our institutional funding originates from . . .,” page 33

7.	Comment: If your funding from the Federal Home Loan Bank of Topeka and the Federal Home Loan Bank of Des Moines was memorialized in a written agreement, please file the agreement as an exhibit to your registration statement pursuant, or provide us with a legal analysis as to why the agreement need not be filed pursuant to Item 601(b)(4) of Regulation S-K.

Response: The written agreements have been filed as Exhibits 10.14 through 10.18 to Amendment No. 1.

“The loss of key personnel could negatively affect our financial results . . .,” page 38

8.	Comment: Please expand this risk factor to name your key employees.

Response: We have revised the disclosure in Amendment No. 1. Please see page 38 of Amendment No. 1.

“Our Closed Block Variable Annuity segment is subject to market risks,” page 41

9.	Comment: Please quantify the portion of revenues and net income attributable to your closed block variable annuity segment as of December 31, 2011 and September 30, 2012.

Response: We have revised the disclosure in Amendment No. 1 to quantify the portion of revenues attributable to the Closed Block Variable Annuity segment as of December 31, 2011 and September 30, 2012. Please see the risk factor titled “Although we no longer actively market retail variable annuities, our business, results of operations, financial condition and liquidity will continue to be affected by our Closed Block Variable Annuity segment for the foreseeable future” on page 41. As we have explained in our response to Comment 6, we do not provide net income on a segment basis. However, income (loss) before income taxes for the requested periods has been provided as this is the closest comparable measure to net income for the segment.

Recapitalization, page 60

10.	Comment: Please file the following agreements as exhibits to your registration statement pursuant to Item 601(b)(4) of Regulation S-K:

•	Term Loan Agreement;

•	Revolving Credit Agreement;

•	The Form of 5.5% Senior Notes due 2022; and

•	The Indenture for the Senior Notes due 2022.

Response: We have filed the identified agreements as Exhibit 10.12 (Term Loan Agreement), Exhibit 10.11 (Revolving Credit Agreement) and Exhibits 10.1 and 10.2 (Indenture and First Supplemental Indenture for the Senior Notes due 2022) to Amendment No. 1. Please note that the Form of 5.5% Senior Notes due 2022 is included in the First Supplemental Indenture for the Senior Notes due 2022 filed as Exhibit 10.2.

11.	Comment: We note that under “Uses of Funds” on page 61, it appears that you intend to provide one aggregate amount for several debt repayments. Please amend to provide the amounts for each of the five types of repayments you anticipate.

Response: We intend to provide the amounts for each of the five types of repayments in a pre-effective amendment to the Registration Statement.

Use of Proceeds, page 62

12.	Comment: Your plans for the use of proceeds are described in “Recapitalization.” If proceeds from this offering are not sufficient to satisfy all uses of funds described on page 61, please indicate the priority of uses for the proceeds. Please provide this disclosure by footnote to the Uses of Funds table on page 61 under the “Recapitalization” section.

Response: We currently expect that the satisfactory execution of each element of its recapitalization plan will be a necessary condition to completion of the offering. Accordingly, we would not expect to enter into an underwriting agreement for the offering unless the net proceeds were sufficient to satisfy all intended uses of proceeds. We will disclose in a pre-effective amendment to the Registration Statement (at or prior to the time that we update the Registration Statement to include a bona fide price range for the offering) the amount of net proceeds necessary to complete our recapitalization plan.

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 67

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 81

Interest Credited and Other Benefits to Contract Owners/Policyholders, page 82

13.	Comment: Please revise your discussion to support the timing of updating lapse and other policy holder behavior assumptions. Your discussion should include the event(s) that occurred or the new information you obtained during the fourth quarter of 2011.

Response: We have provided the requested disclosure in Amendment No. 1. Please see pages 83, 113 and 143 of Amendment No. 1.

Net Amortization of DAC/VOBA, page 82

14.	Comment: In light of sustained low-interest rates that we have been experiencing, please revise your discussion to explain why your assumption of investment margins were favorably changed.

Response: We have provided the requested disclosure in Amendment No. 1. Please see pages 83-84 and 96 of Amendment No. 1.

Results of Operations—Ongoing Business, page 86

15.	Comment: The information presented in the tables on pages 86 and 87 appear to include non-GAAP information. Please address the following comments:

•

Although operating revenues and operating income (loss) before income taxes appear to be your segment measures of revenue and profit or loss for each reportable segment under ASC 280-10-50-30, the presentation of a total consolidated segment profit or loss measure in any context other than the reconciliation required by this guidance is a non-GAAP measure as stipulated in Question 104.04 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your disclosure to clarify that these measures are non-GAAP measures, explain how you use the consolidated measures and provide or cross-reference to the reconciliations to the most comparable GAAP measures as required by Item 10(e)(1)(i) of Regulation S-K.

•

Your presentation of the line items comprising your total consolidated operating revenues and total consolidated operating benefits and expenses to derive consolidated operating income (loss) before income taxes in the table on page 86 appear to be tantamount to the presentation of a full non-GAAP income statement precluded under Compliance and Disclosure Interpretations Question 102.10 related to non-GAAP measures. As a result, please revise your disclosure to remove the presentation of consolidated group totals for the revenue and expense components of your consolidated operating income (loss) before income taxes. Otherwise, please separately identify each of the components of this measure that are not evident from your consolidated statements of operations as non-GAAP measures and disclose how you use each measure and reconcile them to the most comparable GAAP measure as required by Item 10(e) of Regulation S-K.

•

Please explain to us how the “sources of revenue” caption in the table on page 87 and the subsequent equivalent individual segment tables is meaningful and appropriate when it presents information net of expenses. In addition, please tell us how each of the line-items presented in these tables are not non-GAAP measures.

Response: We have revised this section (page 87 of Amendment No. 1) to remove the line items comprising operating income (loss) before income taxes for the Company’s ongoing businesses. We revised the disclosure to include a footnote which cross-references the total operating income (loss) before income taxes to the reconciliation to income (loss) before income taxes.

We do not believe that any measure set forth in this table (other than Operating income (loss) before income taxes) constitutes a “non-GAAP financial measure” as defined in Item 10(e)(2) of Regulation S-K because there is no comparable measure under GAAP. In relevant part, Item 10(e)(2) states that a non-GAAP financial measure is a measure of financial performance or condition that:

“(i) Excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP…; or

(ii) Includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.”

(emphasis added)

The measures set forth in this table (other than Operating income (loss) before income taxes) are not comparable to, and are not substitutes or alternatives for, any measure calculated and presented in accordance with GAAP. This presentation, which is labeled “Sources of Operating Income (Loss) before Income Taxes” on page 88 of Amendment No. 1, but is sometimes referred to as a “margin analysis” or “sources of earnings”, is intended to provide readers with an understanding of the activities engaged in by the Company that influence financial performance in a way that can be difficult to derive from a statement of financial performance prepared in accordance with GAAP, particularly for insurance companies. Each line item in the table (other than Operating income (loss) before income taxes) represents a combination of inputs that are derived from the books and records of the Company but are compiled in a way that is not comparable to any measure calculated in accordance with GAAP. Because there is no directly comparable financial measure calculated and presented in accordance with GAAP, it would be difficult, and in our view would not provide investors with meaningful information, to reconcile any particular line item (other than Operating income (loss) before income taxes) to a GAAP measure. We also note that the various components of the table add together to Operating income (loss) before income taxes, which is treated as a non-GAAP financial measure, with an explanation on pages 87-88 of Amendment No. 1 as to why we believe the measure is useful for investors and is reconciled to Income (loss) before income taxes on page 76 of Amendment No. 1.

The Company believes that the presentation contained in the table is a clear and straightforward way to provide investors with a supplemental analysis of Operating income (loss) before income taxes in each of the relevant periods and to describe the material factors affecting the period-to-period changes in Operating income (loss) before income taxes. The presentation contained in the table reflects the manner in which Company management analyzes financial results for its internal purposes. Accordingly, by providing investors with an informative and transparent discussion of key factors affecting financial performance, the Company believes that this presentation follows the principles set forth in Commission guidance regarding the purposes and content of management’s discussion and analysis, including in Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350; 34-48960; FR-72, effective December 29, 2003).

To further clarify that the presentation of Operating income (loss) before income taxes is intended as an analytical device, and not as a series of non-GAAP financial measures, we have revised the tables to remove subtotals for Sources of revenues and Sources of expenses (as discussed above). In addition, we have presented each element of the table in a consistent manner according to the effect that it has on Operating income (loss) before income taxes (i.e., expense and other items which are negative drivers are now shown as having negative values), and have taken a similar approach with respect to the narrative discussions accompanying each table.

Liquidity and Capital Resources, page 116

Parent Company Sources and Uses of Liquidity, page 116

16.	Comment: On page 36, you state that you have made substantial net cash payments to your subsidiaries in the past under the tax sharing agreement, and may be required to make net cash payments to the subsidiaries in the future. Please provide a discussion here of whether and how the tax sharing agreement may impact your ability to meet liquidity requirements in the future.

Response: We are in the process of obtaining regulatory approval to enter into a new tax sharing agreement that will be effective as of January 1, 2013, and currently anticipate receiving all necessary approvals prior to the Registration Statement being declared effective. The new tax sharing agreement is expected to eliminate the risk that was described on page 36 of the Initial Registration Statement by providing that cash payments will be made to a subsidiary only in the event that the consolidated tax group actually uses the tax benefit of losses generated by the subsidiary.

In light of these new developments, we have deleted the risk factor as we believe it will no longer be relevant or applicable to us. Once we receive all necessary regulatory approvals in connection with the new tax sharing agreement, we intend to file the new tax sharing agreement as an exhibit in a pre-effective amendment to the Registration Statement.

Letter of Credit Facilities and Subsidiary Credit Support Arrangements, page 121

17.	Comment: Please file all material letters of credit and the Master Assets Purchase Agreement with Scottish Re as exhibits to your registration statement.

Response: We have filed material letter of credit facility agreements as Exhibits 10.11 and 10.13 and the Master Asset Purchase Agreement as Exhibit 10.19 to Amendment No. 1.

Ratings, page 129

18.	Comment: Please revise your disclosure to clarify which of the ratings presented in the table on page 130 are credit ratings and which are financial strength ratings.

Response: The requested disclosure has been provided in Amendment No. 1. Please see page 131 of Amendment No. 1.

19.	Comment: Please briefly expand this section to describe the ratings scale used by each rating agency so that the reader may put your ratings on page 130 into context. In addition, please provide your position in the ratings scale for each of the ratings discussed.

Response: The requested disclosure has been provided in Amendment No. 1. Please see pages 131-132 of Amendment No. 1.

Critical Accounting Judgments and Estimates, page 138

Valuation and Amortization of Deferred Policy Acquisition Costs, Value of Business Acquired, and Other Intangibles and Related Amortization, page 141

20.	Comment: Please revise your disclosure regarding the sensitivity analyses prepared for the amortization of DAC/VOBA and other intangibles to clarify the numeric impact of the various assumption changes disclosed. You disclose that the table represents the impact of various assumption changes on your DAC/VOBA and other intangibles (assets) and the impact on your reserves for future policy benefits and reinsurance (liabilities). As a result it is unclear whether, for example, the $246.4 million negative impact for a 100 basis point decrease in the assumed long-term rate or return is a net charge to the income statement for a decrease in the asset balance offset by a decrease in the liabilities or whether it is a $246.4 million decrease in the asset balance and a corresponding $246.4 million decrease in liabilities balance resulting in no net impact on the income statement. In your response, please also revise your disclosure to clarify the directional movement on your future policy benefits reserves and the impact of your various guarantees. In this regard, it would appear that the assumed 100 basis point decrease in the long-term rate of return assumption would cause a decrease in future policy benefits reserves as you would generally credit less income to your policyholders, but that movement could cause an increase in reserves if, for example, GMIB or GMAB provisions are triggered.

Response: We have revised the sensitivity disclosure in the Critical Accounting Judgments and Estimates—Valuation and Amortization of Deferred Policy Acquisition Costs, Value of Business Acquired, and Other Intangibles and Related Amortization on page 146 of Amendment No. 1 to specifically indicate that the various assumption changes on DAC / VOBA and other intangibles and reserves for policy benefits and reinsurance are reflected as net impacts on Income before income taxes. We have also revised this disclosure to discuss the directional movement of these assumptions on Income before income taxes.

Investments, page 161

Subprime and Alt-A Mortgage Exposure, page 172

21.	Comment: Please revise your disclosure to explain the significant disparity between your NAIC designations and ARO ratings for subprime mortgage-back securities as indicated in the tables on page 173 and your Alt-A RMBS as indicated in the tables on page 174. In this regard, for example, notwithstanding the change in NAIC designation methodology disclosed in the last paragraph on page 172, it does not appear reasonable on the surface that, at June 30, 2012, 76.5% of your subprime RMBS have the highest NAIC designation when 87.1% are below investment grade. In your disclosure clarify whether the difference is related to the timing of your acquisition and the price you paid below par compared to anticipated cash flows under the securities.

Response: The NAIC designations for structured securities, including subprime and Alt-A RMBS, are based upon a comparison of the bond’s amortized cost to the NAIC’s loss expectation for each security. Securities where modeling results in no expected loss in all scenarios are considered to have the highest designation of NAIC 1. The reason for the large percentage of RMBS securities carrying the highest NAIC designation while the ARO rating indicates below investment grade is not due to the timing of acquisition or the price paid for these bonds, but rather due primarily to credit and intent impairments which have reduced the amortized cost on these securities to a level at which modeling results in no expected loss in all scenarios, therefore corresponding to an NAIC 1 designation.

We will revise the disclosure in Note 3, Investments (excluding Consolidated Investment Entities) in the year end Consolidated Financial Statements for the three years ended December 31, 2012 (“2012 Financials”) to incorporate a more detailed discussion related to the NAIC and ARO rating methodologies. The Company revised Note 2, Investments (excluding Consolidated Investment Entities) in the Condensed Consolidated Financial Statements (unaudited) for the Nine Months Ended September 30, 2012 and 2011 (“Interim Financials”). Additionally, we revised our disclosure to incorporate a more detailed discussion related to the NAIC and ARO rating methodologies in the “Investments—Fixed Maturities Credit Quality—Ratings” section (see pages 165-169 of Amendment No. 1) and the “—Subprime and Alt-A Mortgage Exposure” section (see pages 174-176 of Amendment No. 1).

To illustrate the revisions we intend to make in the footnotes to the 2012 Financials in response to Comment 21 above, we have included an extract from the Consolidated Financial Statements for the three years ended December 31, 2011 (“2011 Financials”) included in the Initial Registration Statement on page F-42 along with the intended revisions. Please see Exhibit A.

Compensation of Executive Officers and Directors, page 261

22.	Comment: Please file the following agreements as exhibits to your registration statement, pursuant to Item 601(b)(10)(iii) of Regulation S-K:

•	All executed employment agreements with the NEOs;

•	Expatriate Agreements with Mr. Steenbergen;

•	The Incentive Compensation Plan, to the extent the ICP is memorialized in a written agreement;

•	Long-Term Sustainable Performance Plan, to the extent the LSPP is memorialized in a written agreement;

•	Supplemental Executive Retirement Plan, to the extent the SERP is memorialized in a written agreement;

•	Deferred Compensation Savings Plan, to the extent the DCSP is memorialized in a written agreement;

•	Severance Pay Plan, to the extent the Severance Plan is memorialized in a written agreement;

•	1997 Phantom Plan; and

•	Long-term Equity Ownership Plan.

Response: We have filed the Incentive Compensation Plan (Exhibit 10.52), the Long-Term Sustainable Performance Plan (Exhibit 10.53), the Supplemental Executive Retirement Plan (Exhibit 10.59), the Deferred Compensation Savings Plan (Exhibit 10.61 and 10.62), the Severance Pay Plan (Exhibits 10.63-10.67) and the Long-term Equity Ownership Plan (Exhibit 10.56) as exhibits to Amendment No. 1 and undertake to file the NEO employment agreements and Mr. Steenbergen’s Expatriate Agreement as exhibits in a pre-effective amendment to the Registration Statement.

All options granted to employees of the Company under the 1997 Phantom Plan were exercised or expired by the end of 2002. We will revise the disclosure in Note 15, Share-based Compensation in the 2012 Financials to eliminate the reference to the 1997 Phantom Plan. See the response to Comment 37, below, for further details.

Compensation Elements, page 262

23.	Comment: You indicate on page 263 that you, along with ING Group, reviewed compensation data provided by three surveys when determining appropriate base salaries for 2011. If you benchmarked base salaries to the compensation data found in the surveys, please revise this section to state the range of your benchmark, in terms of percentile targeted.

Response: As noted on page 263 of the Initial Registration Statement, the surveys are used to obtain a general understanding of current compensation practices. Although the Company reviews compensation surveys prepared by third parties when making compensation decisions, it does not have a practice of setting individual compensation elements within a specified target range of the data contained within the surveys. Historically, we have generally sought to set total target direct compensation at or below median total target direct compensation reflected in these surveys, but we have not benchmarked base salary or any other compensation component against the corresponding compensation components in the surveys.

24.	Comment: On page 264, you state that at the beginning of 2011, you identified performance criteria for the corporate pool and business unit pool. Please expand your discussion of this pool to address the following topics:

•	Please disclose the performance criteria identified in 2011 for each pool;

•

To the extent applicable, please discuss the threshold, target, and maximum levels of achievement for each performance metric taken into account to determine the size of each pool that funds incentive compensation (i.e. operating results before tax, distributable earnings, expenses; underlying net result, and sales); and

•	Please discuss the achievement of each performance metric. Please note that in this respect, your disclosure on page 265 is not sufficient.

Response: As we discussed on pages 264-265 of the Initial Registration Statement, in funding the incentive compensation pools in which our named executive officers (“NEOs”) participated for the 2011 performance year, we considered, among other factors, various financial and operational performance metrics. While each metric was attributed threshold, target and maximum values at the beginning of the year, we did not determine the funding of each incentive compensation pool in a formulaic manner based on the performance of these metrics. Rather, our performance as measured by these metrics was among a number of factors we considered in establishing funding levels and making individual incentive compensation awards. It was never the intent (or ultimate result) that these metrics serve as the sole, or even primary, criteria in such funding levels or compensation awards. For each funding pool in which our NEOs participated for the 2011 performance year, the following chart sets forth the payout (expressed as a percentage of target) that would have been made based on application of the metrics alone, and the actual payout made:

Incentive Compensation Pool	Funding Percentage Solely Applying Financial Metrics	Actual Funding Percentage
Investment Management	143%	125%
Insurance Solutions	78%	90%
Corporate	115%	111%

Because there was a limited correlation between the performance of these metrics and the funding of our 2011 incentive compensation pools, which we expect will be the case for 2012 as well, we believe that including detailed disclosure of the threshold, target and maximum performance values, and actual performance achieved during the year, would attribute undue significance to these metrics by suggesting to investors that we place greater significance on the metrics than we in fact did. As noted above, the individual awards granted to the NEOs were based on a number of factors, including a qualitative assessment of individual performance, and not just the funding level of the incentive compensation pools in which the NEOs participated. As we disclosed in the table on page 265 of the Initial Registration Statement, after considering individual performance considerations, the awards actually made to each of the NEOs for the 2011 performance year reflected a different payout (expressed as a percentage of target) than the aggregate payout for the pools in which the NEOs participated.

In addition, as disclosed on page 265 of the Initial Registration Statement, the financial metrics we considered in determining 2011 incentive compensation pool funding levels were based on international financial reporting standards (“IFRS”), not US GAAP. As several of the metrics have names that are identical or similar to US GAAP metrics disclosed in the Registration Statement, we believe it would be potentially confusing to investors to include the metrics. We note that, starting with the 2013 performance year, we plan to use publicly disclosed US GAAP metrics, rather than the non-public IFRS metrics used for the 2011 and 2012 performance years, in establishing incentive compensation pool funding levels.

25.	Comment: You indicate that the amount of annual cash and deferred equity-based incentive compensation awarded to NEOs is determined based upon the achievement of corporate, business unit and individual performance goals. Please expand your discussion to address the intended relationship between the level of achievement of corporate, business unit, and individual performance and the amount of cash incentive bonus to be awarded.

Response: The requested disclosure has been provided in Amendment No. 1. Please see page 265 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 288

26.	Comment: On page 288, you indicate that certain of the agreements summarized in this section “have been included as exhibits to the registration statement of which this prospectus forms a part, and the following summaries of those agreements are qualified in their entirety by reference to those agreements.” It is your responsibility to accurately summarize these agreements. Please remove this sentence from your disclosure.

Response: We have deleted the identified sentence in Amendment No. 1.

27.	Comment: Please confirm that you will file the following related party agreements as exhibits to your registration statement:

•	The Transitional Intellectual Property Agreement;

•	The Shareholder Agreement;

•	The Master Claim Agreement;

•	The IT services agreement described on page 52; and

•	The Alt-A Back-up Facility.

Response: We have filed the Master Claim Agreement as Exhibit 10.35 to Amendment No. 1 and we undertake to file the Transitional Intellectual Property Agreement and Shareholder Agreement as exhibits to a pre-effective amendment to the Registration Statement.

We have revised the disclosure on page 54 of Amendment No. 1 with respect to the IT services agreement that was described in page 52 of the Initial Registration Statement. Additionally, we have revised the disclosure on page 292 of Amendment No. 1 to note that the Alt-A Back-up Facility has been terminated for the Company and its subsidiaries.

Underwriting, page 310

28.	Comment: Please identify ING Group and ING Insurance International BV as underwriters in this offering or advise us as to why you do not believe these parties are required to be identified as underwriters.

Response: We believe that ING Group and ING Insurance International B.V. are not acting as “underwriters” in connection with the proposed sale of our common stock as such term is defined under Section 2(a)(11) of the Securities Act of 1933, as amended (the “Act”). Section 2(a)(11) defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such underwriting…”

The Division of Corporation Finance (the “Division”) provided guidance in Compliance and Disclosure Interpretation 612.09 (January 26, 2009) on the question of whether a “purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer.” The Division articulated six factors to be considered in determining whether an offering by selling shareholders is on behalf of an issuer, and therefore a selling shareholder may be considered a statutory underwriter.

The factors are: (i) how long the selling shareholders have held the shares, (ii) the circumstances under which they received them, (iii) their relationship to the issuer, (iv) the amount of shares involved, (v) whether the sellers are in the business of underwriting securities, and (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

We believe that the following analysis establishes that the selling stockholder is not selling on behalf of the Company.

(i) How long has the selling stockholder held the shares

ING Group, through its affiliates, has beneficially owned all of the common stock of the Company since April 1999 and has assumed the full market risk relating to the ownership of the common stock during the entire period. We believe that this length of time demonstrates an intent to hold the common stock as an investment and not with a view to distribution.

(ii) The circumstances in which the selling stockholder received the shares

ING Group, through its affiliates, formed the Company in April 1999 and has beneficially owned the common stock of the Company since that time.

(iii) The relationship of the selling stockholder to the Company

The Company is a wholly owned subsidiary of ING Insurance International B.V., which is a private company that is an indirect, wholly owned subsidiary of ING Group. The Company will not receive any proceeds from the sale of shares by the selling stockholder and the selling stockholder will not receive any proceeds from the sale of shares by the Company.

(iv) The amount of shares involved

The offering may consist of a primary offering of shares by the Company and a secondary offering of shares by ING Insurance International B.V. The number of shares that will be sold in the primary component and the secondary component has not yet been determined.

(v) Whether the selling stockholder is in the business of underwriting securities

Neither ING Group nor ING Insurance International B.V. is in the business of underwriting securities. An affiliate of ING Group, ING Bank N.V. acts as an underwriter in the ordinary course.

(vi) Whether under all the circumstances the selling stockholders are acting as a conduit for the Company

ING Group and ING Insurance International B.V. acquired the shares being registered for sale in this offering for their own account as an investment and not view toward resale or distribution. The registration and sale of the shares is a customary mechanism to permit the sale of the shares in light of the requirement imposed upon ING Group to divest all of its holdings of the Company’s common stock in accordance with the Restructuring Plan agreed to with the European Commission. The proceeds from the sale of shares by the selling stockholder will be used by the selling stockholder for its own corporate purposes. Therefore, neither ING Group nor ING Insurance International B.V. is acting as a conduit for the Company.

For these reasons, the Company believes that neither ING Group nor ING Insurance International B.V. is, or should be considered, an “underwriter” under Section 2(a)(11) of the Act with respect to the sale of the shares in the offering. We believe that the sales of the shares in the offering represent a true secondary offering consistent with the Division’s guidance.

Consolidated Financial Statements

Consolidated Financial Statements for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements, page F-10

1. Business, Basis of Presentation and Significant Accounting Policies, page F-10

Significant Accounting Policies, page F-10

Investments; Fixed Maturities and Equity Securities, page F-12

29.	Comment: Please revise your disclosure to clarify what you mean by credit-sensitive MBS and ABS and also to indicate which prepayment-sensitive securities you recalculate the effective yield on a prospective basis.

Response: We will revise the disclosure in Note 1, Business. Basis of Presentation and Significant Accounting Policies—Investments Fixed Maturities and Equity Securities in the 2012 Financials to clarify what is meant by credit-sensitive MBS and ABS and to indicate which prepayment sensitive securities calculate effective yields prospectively.

To illustrate the revisions we intend to make in the footnotes to the 2012 Financials in response to Comment 29 above, we have included an extract from the 2011 Financials included in the Initial Registration Statement on page F-13, along with the intended revisions. Please see Exhibit A.

Deferred Policy Acquisition Costs and Value of Business Acquired, page F-19

30.	Comment: In the first paragraph of your amortization methodologies on page F-20 you indicate that you perform DAC recoverability testing in the current issue year. Please explain to us and revise your disclosure to clarify whether/how you test for DAC recoverability in periods subsequent to the year of product issuance.

Response: We perform DAC recoverability testing for current issue year products. In addition, on an annual basis or more frequently if circumstances indicate a potential loss recognition issue exists as required by ASC 944 Financial Services—Insurance and also described in the Critical Accounting Judgments and Estimates—Valuation and Amortization of Deferred Policy Acquisition Costs, Value of Business Acquired, and Other Intangibles and Related Amortization, we test the DAC or VOBA balances to ensure that these assets are recoverable from future expected profits. The test is performed by determining whether all future gross profits are sufficient to amortize the DAC or VOBA balance as well as to provide for expected future benefits and future maintenance costs.

We will revise the Deferred Policy Acquisition Costs and Value of Business Acquired disclosure in the 2012 Financials to clarify our existing disclosure by including a description of the test performed for recoverability of DAC and VOBA.

To illustrate the revisions we intend to make in the footnotes to the 2012 Financials, we have included an extract from the 2011 Financials included in the Initial Registration Statement on page F-20, along with our intended changes. Please see Exhibit A.

In addition, we have revised the applicable Critical Accounting Judgments and Estimates disclosures on page 144 of Amendment No. 1 to include a similar clarification.

3. Investments (excluding Consolidated Investment Entities), page F-39

31.	Comment: Please separately quantify the amortized cost, gross unrealized capital gains, gross unrealized capital losses, and fair value of foreign corporate securities by the country of their origin.

Response: We are providing supplementally a table quantifying the amortized cost, gross unrealized capital gains, gross unrealized capital losses, and fair value by the country of their issuance of the securities included in the Fixed Maturities: Foreign Securities: Other in the first table in Note 3 on page F-39 of Amendment No. 1. We do not believe that the disaggregated disclosure by country of origin for all securities is material given the countries and amounts involved, and in light of the other disclosures in the Registration Statement, including the table of European exposures set forth on page 188 of Amendment No. 1, we believe that there is no concentration of credit risk that should be disclosed.

32.	Comment: On page F-46, you state that you determined that no further OTTI was necessary after detailed impairment analysis. However, it is not clear from your discussion why you believe that you will recover the unrealized capital losses and why these losses are not credit related. Please revise your discussion to include the following for your residential mortgage-backed securities and other asset-backed securities:

•	The loan-to-value ratio, the average debt service coverage or other suitable financial metric for these securities;

•	Disclose the level of recent cash flows compared to the projected cash flows underlying your securities when the transactions were originated; and

•

Disclose why the unrealized losses, which appear to be related to other than higher credit spreads, are not indicative of credit losses and other-than-temporary impairments. In this regard, unrealized losses of 34.5% and 33.2% for RMBS and other asset-backed securities at December 31, 2011, respectively, derived from the table at the bottom of page F-45 appear to be indicative of credit issues not current interest rate spreads.

Response: We perform a comprehensive assessment in order to determine which securities with unrealized losses are deemed to be OTTI. Incorporated into this analysis are attributes of the collateral comprising the trusts issuing our residential mortgage-backed securities and other asset-backed securities. Factors included in this review are quality of the underlying collateral; expected prepayments speeds; credit enhancement; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; and the payment priority of the security within the tranche structure.

Our assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security’s position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on a particular security within the trust will be dependent upon the trust structure.

We may hold certain securities, including RMBS and other asset-backed, that contain unrealized losses in excess of 20%, but we will not impair a security if impairment analysis demonstrates that unrealized capital losses will be recovered.

We will revise the disclosure in Note 1, Business, Basis of Presentation and Significant Accounting Policies and Note 3, Investments (excluding Consolidated Investment Entities) in the 2012 Financials to incorporate a more detailed discussion related to the Company’s other-than-temporary impairment process. We have revised the disclosure in Note 2, Investments (excluding Consolidated Investment Entities) in the Interim Financials to incorporate a more detailed discussion related to the Company’s other-than-temporary impairment process. Additionally, we have revised the applicable Critical Accounting Judgments and Estimates disclosures on page 148 of Amendment No. 1 to include similar clarification.

To illustrate the revisions we intend to make in the footnotes to the 2012 Financials in response to Comment 32 above, we have included an extract from the 2011 Financials included in the Initial Registration Statement on pages F-15 through F-17 and F-46. Please see Exhibit A.

11. Shareholder’s Equity and Dividend Restrictions, page F-80

33.	Comment: Please revise your filing to disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements for each of your U.S. insurance subsidiaries. Although you disclose on page F-80 that each of your U.S. insurance subsidiaries exceed the minimum RBC requirements for all periods presented and, on page 134, you disclose the combined ratios of total adjusted capital to company action level risk-based capital for these subsidiaries, it is unclear whether any of the individual subsidiaries is at risk of regulatory action. Please see ASC 944-505-50-1b.

Response: We will revise the disclosure in Note 11, Shareholder’s Equity and Dividend Restrictions in the 2012 Financials to incorporate the minimum capital requirements outlined in the insurance statutes of the respective state of domicile for each company and to include a statement that each of the Company’s U.S. insurance subsidiaries exceeds the minimum RBC requirements that would require any regulatory or corrective action for all periods presented.

Additionally, we revised the disclosure to include a statement that each of the Company’s U.S. insurance subsidiaries exceeds the minimum RBC requirements that would require any regulatory or corrective action for all periods presented in “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Statutory Capital and Risk-Based Capital”. Please see page 136 of Amendment No. 1.

34.	Comment: Please revise your disclosure to indicate the amount of retained earnings that is not available for the payment of dividends from your subsidiaries to you and from you to your stockholders. Conversely, specifically disclose the amount of dividends that can be paid from your subsidiaries to you without further regulatory approval. Please see ASC 944-505-50-1c.

Response: We will revise the disclosure in Note 11, Shareholder’s Equity and Dividend Restrictions in the 2012 Financials to incorporate the amount of dividends that can be paid from the Company’s subsidiaries without further regulatory approval. This disclosure will be consistent with the disclosure contained in “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Restrictions on Dividends and Returns of Capital from Subsidiaries”.

To illustrate the revisions we intend to make in the footnotes to the 2012 Financials in response to Comments 33 and 34 above, we have included an extract from the 2011 Financials included in the Initial Registration Statement on pages F-80 through F-82, along with the intended revisions. Please see Exhibit A.

35.	Comment: Please tell us whether any of the disclosures from ASC 944-505-50-2 through 50-6 are required. In this regard, as examples, it is unclear whether the disclosure in the third paragraph on page 247 regarding your Cayman Islands insurance subsidiary or whether the disclosure in the third full paragraph on page 135 regarding AG 43 variable annuity reserves are indicative of the use of permitted regulatory accounting practices that may be significantly different from the prescribed regulatory practices. Separately, please confirm to us that, although your Cayman Islands insurance subsidiary prepares its financial statements in accordance with IFRS, you convert its financial statements to US GAAP for consolidation in your financial statements.

Response: Our domestic insurance subsidiaries do not use prescribed or permitted statutory accounting practices that result in reported statutory surplus or risk-based capital that is significantly different from the statutory surplus or risk-based capital that would have been reported had NAIC statutory accounting practices been followed. As such, the Company did not meet the first disclosure criteria in ASC 944-505-50-2. Our disclosure in the third full paragraph of page 135 of the Initial Registration Statement regarding gross AG43 variable annuity reserves does relate to one of our domestic insurance subsidiaries, however the gross AG 43 reserve is determined using NAIC accounting practices.

As disclosed in the third paragraph of page 247 of the Initial Registration Statement, the Company has a consolidated Cayman Island insurance subsidiary. Under Cayman Island insurance law, every licensee is required to file a Plan of Operations with the Cayman Islands Monetary Authority (CIMA) and prepare its financial statements in accordance with any internationally recognized set of generally accepted accounting principles. As more fully described on page 248 of Amendment No. 1 our Cayman Islands insurance subsidiary prepares its financial statements in conformance with International Financial Reporting Standards (IFRS), except for certain CIMA approved modifications included in the Plan of Operations. The Company reviewed the CIMA approved modifications and concluded the impact of these modifications was immaterial to the insurance subsidiary’s shareholder’s equity for the relevant periods presented. Accordingly, we concluded we are not required to make the disclosures outlined in ASC 944-505-50-5.

With respect to the Staff’s comment regarding the basis for preparing consolidated financial statements, we confirm that the IFRS basis financial statements (reflecting certain CIMA approved modifications included in the Plan of Operations) of our Cayman Islands insurance subsidiary are converted to U.S. GAAP for consolidation in our financial statements.

13. Income Taxes, page F-84

Temporary Differences, page F-85

36.	Comment: Please revise your discussion provided on page F-86 to describe the increasing negative evidence that caused a change in your judgment regarding your ability to realize deferred tax assets in future years. In addition, please separately tell us whether and, if so, how this increasing negative evidence impacts your:

•	goodwill and other intangible asset impairment analysis:

•	DAC/VOBA unlocking;

•	premium deficiency tests; and

•	policy benefit reserves computations.

Response: As described in ASC 740-10-30-21, the FASB indicated that forming a conclusion that a valuation allowance is not needed is difficult when there are cumulative losses in recent years. We had losses in 2008 and 2009 and income in 2010 and 2011. We concluded that the cumulative losses in recent years was significant negative evidence requiring the establishment of a valuation allowance.

We assessed whether and, if so, how the negative evidence considered for evaluation of the realizability of our deferred tax assets impacts the evaluation of goodwill and other intangible asset impairment; DAC/VOBA unlocking; premium deficiency tests; and policy benefit reserves computations. Although the assumptions underlying these estimates (i.e., goodwill and other intangible asset impairment; DAC/VOBA unlocking; premium deficiency tests; and policy benefit reserves computations) are consistent with the assumptions used in our projections of taxable income; we respectfully note that the evaluation of positive and negative evidence described in ASC 740 for determining a tax valuation allowance is different from the generally accepted accounting guidance criteria as to determining goodwill and other intangible asset impairment; DAC/VOBA unlocking; premium deficiency tests; and policy benefit reserves computations.

As disclosed in Note 10, Goodwill and Other Intangible Assets, the Company’s goodwill of $31.1 million is allocated to our Investment Management segment (reporting unit) as of December 31, 2011. In performing Step 1 of the annual goodwill impairment test required under ASC 350-20, we determined that the goodwill was not impaired because the reporting unit had a fair value greater than its recorded book value. This segment has a demonstrated history of income and projections of future income are deemed strong evidence that the segment will continue to generate positive income. We do not believe that the valuation of the goodwill at this reporting unit is impacted by the negative evidence considered in the determination of realizable deferred tax assets as the evaluation of negative evidence was not made at the reporting unit level.

As of December 31, 2011, we have certain finite lived intangible assets including Management contract rights, Customer relationship lists and Computer software of $238.4 million, $88.8 million, $24.2 million net carrying amount, respectively. These intangible assets are tested for impairment in accordance with ASC 360-10. Management contract rights and Customer relationship intangibles are tested annually, and Computer software is tested whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. In performing these impairment tests, we determined that the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets is greater than the respective asset carrying values. Because the cash flow estimates used in this testing include only the future cash flows that are directly associated with and are expected to arise as a direct result of the use of each asset, we believe the valuation of these intangible assets is not impacted by the negative evidence considered in the determination of realizable deferred tax assets as the evaluation of negative evidence was not made at the asset level.

We also assessed whether and, if so, how the negative evidence considered for evaluation of the realizability of our deferred tax assets impacts the following insurance accounting related estimates:

•

We determine whether we should record loss recognition on our fixed and variable universal life contracts and fixed and variable deferred annuity contracts. As discussed in Critical Accounting Judgments and Estimates—Valuation and Amortization of Deferred Policy Acquisition Costs, Value of Business Acquired, and Other Intangibles and Related Amortization and as described in ASC 944 Financial Services—Insurance (“ASC 944”), at each valuation date, we update the most recent period’s estimated gross profits with actual profits and assess the reasonableness of the assumptions underlying future estimated gross profits. On page F-69 as well as under “Management’s Discussion of Results of Operations and Financial Condition” on pages 112 and 115 of Amendment No. 1, we note that we recorded loss recognition in 2010 and 2009, and therefore wrote down our DAC and VOBA accordingly. Based on our testing, loss recognition was not required in 2011 or 2012.

•

We perform premium deficiency testing on traditional life insurance, traditional fixed annuities after annuitization, immediate annuities with life contingent payout benefits, and certain accident and health insurance contracts. As discussed in Critical Accounting Judgments and Estimates—Reserves for Future Policy Benefits and Valuation and Amortization of Deferred Policy Acquisition Costs, Value of Business Acquired, and Other Intangibles and Related Amortization, significant changes in experience or assumptions may require us to provide for expected future losses on a product by establishing premium deficiency reserves as described in ASC 944. For the periods presented in the Consolidated Financial Statements, we did not record a premium deficiency as the existing reserves recorded for policyholder benefits were sufficient to cover the present value of future benefits to policyholders and other related settlement and maintenance costs.

•

The determination of policy benefit reserves is dependent on actuarial assumptions as discussed in Critical Accounting Judgments and Estimates—Reserves for Future Policy Benefits and as described in ASC 944. Reserves for traditional life insurance contracts (mainly term insurance, participating and non-participating whole life insurance, traditional group life insurance) and accident and health insurance represent the present value of future benefits to be paid to or on behalf of contract owners and related expenses, less the present value of future net premiums. Reserves for individual and group traditional fixed annuities after annuitization and individual immediate annuities with life contingent payout benefits are equal to the present value of expected future payments. Reserves for annuity GMDB and GMIB are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. We also issue certain products which contain embedded derivatives and are measured at estimated fair value separately from the host contract. These embedded derivatives include annuity GMAB, GMWB, GMWBL, FIAs, and Stabilizer. The amounts recorded relating to these reserves for future policy benefits are noted in the Reserves for Future Policy Benefits and Contract Owner Account Balances and the Guaranteed Benefit Features footnotes to the 2011 Financials.

Therefore, we do not believe that our cumulative losses, which are deemed to be negative evidence for the determination of the tax valuation allowance, impacts our ability to estimate gross profits for purposes of determining loss recognition, determining whether a premium deficiency reserve is required, or determining policy benefit reserves.

We will revise the Income Taxes disclosure in the 2012 Financials to describe the increasing negative evidence that caused a change in our judgment regarding our ability to realize deferred tax assets in future years.

To illustrate the revisions we intend to make in the footnotes to the 2012 Financials, we have included an extract from the 2011 Financials included in the Initial Registration Statement on page F-86, along with our intended changes. Please see Exhibit A.

Additionally, we have revised the applicable Critical Accounting Judgments and Estimates disclosures on pages 149-150 of Amendment No. 1 to include similar clarification.

15. Share-based Compensation, page F-99

Long-term Equity Ownership Plan, page F-99

37.	Comment: You indicate under this plan that the participant has the right to receive a cash amount upon vesting in settlement of the award. Please revise your disclosure here or in your policy note to clarify how you account for liability classified awards as compared to equity classified awards. If the cash-settled awards under this plan are not liability classified awards, please tell us why and separately reference for us the authoritative literature you rely upon to support your accounting.

Response: The Share-based Compensation Plans issue equity classified awards as defined by Accounting Standards Codification 718-10-25-16 (“ASC 718”). Upon vesting, the Company allows for a participant to take receipt of the shares under the net share settlement process or to use a broker-assisted cashless exercise process. ASC 718 states “a provision that permits employees to effect a broker-assisted cashless exercise or net settlement of part or all of an award of share options through a broker does not result in liability classification for instruments that otherwise would be classified as equity if both of the following criteria are satisfied:

a. The cashless exercise requires a valid exercise of the share options.

b. The employee is the legal owner of the shares subject to the option (even though the employee has not paid the exercise price before the sale of the shares subject to the option).”

The Share-based Compensation Plans meet the above criteria.

We will revise the disclosure in Note 15, Share-based Compensation in the 2012 Financials to better clarify and outline the settlement options. Furthermore, we will eliminate the reference to the 1997 Phantom Plan (see our response to Comment 22 above).

To illustrate the revision we intend to make in the footnotes to the 2012 Financials, we have included an extract from the 2011 Financials included in the Initial Registration Statement on page F-99, along with our intended changes. Please see Exhibit A.

18. Related Party Transactions, page F-110

Back-up Facility, page F-114

38.	Comment: Please address the following as they relate to the Back-up Facility:

•	Quantify the portion of $3.3 million Alt-A RMBS that you may still have in your fixed-maturity security portfolio, its amortized cost, and the fair value as of the periods presented.

•

Tell us why you maintain the Dutch Sate obligation loan on your books when you state on page F-115 that ING Support Holding has the right to receive payments under the Illiquid Assets Back-Up Facility.

•	Tell us whether the second transaction, selling a portion of your Alt-A RMBS to ING Direct Bancorp, reduced the 100% legal ownership you state you maintained on page F-114.

•	Quantify the portion of $3.3 billion Alt-A RMBS that was sold to ING Direct Bancorp.

•	Tell us how you calculated the gain in the amount of $870.0 million, in light of the $321.0 million cash sales price you received for the sale of a portion of Alt-A RMBS.

•	In order for us to understand your transactions, please provide us the journal entries for the following and reference for us the authoritative literature you rely upon to support your accounting:

•	80% credit risk transfer to the Dutch State at a 10% discount;

•	Receipt of Dutch State obligation loan;

•	Transfer of the 80% participation interest to ING Support Holding;

•	Receipt of payments from the Dutch State under the Illiquid Asset Back-Up Facility;

•	The sale of a portion of your Alt-A RMBS to ING Direct Bancorp.

Response: The transaction value of 80% of the Company’s $4.5 billion par value Alt-A RMBS portfolio included in the Alt-A Back-up Facility transaction was $3.3 billion. The amortized cost and fair value of the 20% retained portion was as follows:

December 31,	Amortized Cost	Fair Value
2011	$470.8 million	$410.8 million
2010	$563.6 million	$504.3 million

ING Support Holding has the right to receive payments from the Dutch State under each ING U.S., Inc. subsidiary Back-up Facility in consideration for the credit risk transfer by ING Support Holding to the Dutch State with respect to 80% of the Designated Securities Portfolio of each participating ING U.S., Inc. subsidiary. However, ING Support Holding assigned those rights to payment from the Dutch State to each participating ING U.S., Inc. subsidiary pursuant to a conveyance instrument (the Deed of Assignment of Receivables) in exchange for the 80% participation interest granted to ING Support Holding by each participating ING U.S., Inc. subsidiary in its Designated Securities Portfolio, and the Company records that assignment as Loan-Dutch State Obligation on the Consolidated Balance Sheets.

The second transaction involved the disposition of an additional $445.9 million par value of the Company’s Alt-A RMBS portfolio (such $445.9 million par value RMBS portfolio was not part of the $4.5 billion par value RMBS portfolio involved in the ING U.S., Inc. Alt-A Back-up Facility transaction). This $445.9 million par value portfolio was sold to ING Direct Bancorp and involved selling 100% of each security. ING Direct Bancorp concurrently included 80% of each holding acquired from the Company ($321.0 million) in its Back-up Facility transaction.

The $3.3 billion represents the value of 80% of the Company’s $4.5 billion par value Alt-A RMBS portfolio involved in the Alt-A Back-up Facility transaction with the Dutch State. The sale to ING Direct Bancorp involved $445.9 million par value of a separate Alt-A RMBS portfolio.

We recognized a gain of $739.6 million related to the $4.5 billion par value Alt-A Back-up Facility transaction with the Dutch State and a $104.4 million gain related to the $445.9 million par value transaction with ING Direct Bancorp. In reviewing this transaction we determined that, although the realized gain was correctly recorded in the financial statements, the footnote disclosure excluded a portion of the transaction. As a result the net gain on this transaction is $844.0 million versus the $870.0 million as included in Note 18, Related Party Transactions—Back-up Facility for the years ended December 31, 2011, 2010 and 2009.

Journal entries:

•	80% of the credit risk transfer to the Dutch State at a 10% discount and transfer of the 80% participation interest to ING Support Holding

There were Alt-A securities involved in two separate transactions. Transaction 1 involved the grant of an 80% participation interest in the $4.5 billion par value portfolio to ING Support Holding which ING Support Holding participated via a credit risk transfer to the Dutch State at a 10% discount to par. Transaction 2 involved a $445.9 million par value portfolio that was not a part of the $4.5 billion par portfolio. The $445.9 million par portfolio was sold to ING Direct Bancorp, who participated 80% to the Dutch State and retained 20%.

12/31/2008 Intent Impairment on Alt-A Securities involved in the two transactions

Dr	Impairment Loss	889.5

Cr	Fixed Maturities, Available-for-Sale	889.5

Relevant Accounting Guidance—ASC 320-35-33A

If an entity intends to sell the debt security (that is, it has decided to sell the security) and market value is less than amortized cost, an other-than-temporary impairment to fair value shall be considered to have occurred.

2009 Disposition (Transaction 1)

Sale of 80% of $4.5 billion par value Alt-A portfolio assets to Dutch State

Dr	Receivable / Payable for Securities Sold / Purchased	3,312.2

Cr	Realized Gain	739.6

Cr	Fixed Maturities, Available-for-Sale	2,572.6

Relevant Accounting Guidance—ASC 860-10-40

A transfer of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset in which the transferor surrenders control over those financial assets shall be accounted for as a sale.

Derecognition of transferred financial assets is appropriate only if the available evidence provides reasonable assurance that the transferred financial assets would be beyond the reach of the powers of a bankruptcy trustee or other receiver.

•	Receipt of Dutch State obligation loan (Transaction 1)

Dr	Dutch State Obligation Loan	3,312.2

Cr	Receivable / Payable for Securities Sold / Purchased	3,312.2

•	Receipt of payments from the Dutch State under the Illiquid Asset Back-up Facility (Transaction 1)

December 2011 Month to Date Activity (as a representative example)

Monthly principal payments

Dr	Cash	32.0

Cr	Dutch State Obligation Loan	32.0

Monthly interest payments

Dr	Cash	2.2

Cr	Interest Income	2.2

•	The sale of a portion of your Alt-A RMBS to ING Direct Bancorp

2009 Sale

Sale by ING U.S., Inc. of 80% of the $445.9 million par value portfolio Alt-A assets to ING Direct Bancorp (which ING Direct Bancorp participated to the Dutch State) (Transaction 2)

Dr	Cash	321.0

Cr	Fixed Maturities, Available-for-Sale	216.7

Cr	Realized Gain	104.3

Sale by ING U.S., Inc. of 20% of the $445.9 million par value portfolio Alt-A assets to ING Direct Bancorp (which ING Direct Bancorp continued to hold) (Transaction 2)

Dr	Cash	54.3

Cr	Realized Gain	0.1

Cr	Fixed Maturities, Available-for-Sale	54.2

Relevant Accounting Guidance—ASC 860-10-40

A transfer of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset in which the transferor surrenders control over those financial assets shall be accounted for as a sale.

Derecognition of transferred financial assets is appropriate only if the available evidence provides reasonable assurance that the transferred financial assets would be beyond the reach of the powers of a bankruptcy trustee or other receiver.

We will revise the disclosure in Note 18, Related Party Transactions—Back-up Facility in the 2012 Financials to clarify certain details of the Alt-A Back-Up Facility Transaction and also to reflect the termination of the agreement effective November 14, 2012. The Company revised Note 12, Related Party Transactions—Back-up Facility to clarify certain details of the Alt-A Back-Up Facility including termination of the agreement effective November 14, 2012 in the Interim Financials on pages F-196-F-197. Additionally, the Company revised its disclosure to clarify certain details of the Alt-A Back-Up Facility under “Certain Relationships and Related Party Transactions” on page 292 of Amendment No. 1.

To illustrate the revisions we intend to make in the footnotes to the 2012 Financials, we have included an extract from the 2011 Financials included in the Initial Registration Statement on pages F-114-F-115, along with our intended changes. Please see Exhibit A.

19. Consolidated Investment Entities, page F-115

Consolidated Investments, page F-115

Collateral Support for Reinsurance Contracts, page F-117

39.	Comment: You disclose that under the securities lending arrangements of the Karson Master Trust its borrowed securities are not recognized on its balance sheet. Please explain to us why the borrowed securities are not reflected on its balance sheet and reference for us the authoritative literature you relied upon to support this accounting.

Response: We evaluated the securities lending arrangements of the Karson Master Trust to determine whether the transfer of securities to the Karson Master Trust should be recognized as a sale or as a secured borrowing as required by ASC 860 Transfer and Servicing. The Company determined that the transfer of the securities should not be recognized as a sale as the transfer did not meet the legal isolation condition as described in ASC 860-10-40-5(a) nor was effective control transferred as described in ASC 860-10-40-5(c).

We determined that the legal isolation condition was not met as the lender of the securities did not receive nor will receive consideration equal to the value of the loaned securities. Remuneration to the lender is in the form of loan fees and such fees are not equal to the market value of the loaned securities. In addition, the lender continues to be entitled to receive the underlying cash flows from the loaned securities (i.e., principal, interest, dividends, etc.).

We determined that the effective control condition was not met as the lending agreement stipulates that either party may terminate a securities loan by giving prior notice. Therefore, the lender maintains effective control over the loaned securities to the extent there is sufficient collateral available to the lender to reacquire the transferred securities in the event of default on the securities loan by the Company.

As the transfer did not meet the conditions for a sale, we accounted for the transfer as a secured borrowing with pledge of collateral as described in ASC 860-30-25-2. As the borrowed securities are non-cash collateral, we evaluated the conditions of ASC 860-30-25-5 and determined that the borrowed securities do not currently require recognition as we do not have the right to sell or repledge the collateral nor has the transferor defaulted under the terms of the arrangement.

Condensed Consolidated Financial Statements (unaudited) for the Six Months Ended June 30, 2012

40.	Comment: Your financial statements are now stale. Please update your financial statements and related information through September 30, 2012.

Response: We have updated our financial statements and related information through September 30, 2012 in Amendment No. 1.

Notes to Condensed Consolidated Financial Statements (unaudited)

4. Fair Value Measurements (excluding Consolidated Investment Entities), page F-166

Level 3 Financial Instruments, page F-173

Significant Unobservable Inputs, page F-176

41.	Comment: We acknowledge your disclosure added as a result of the requirements of ASU 2011-04. Please address the following comments:

•

As the range provided for some of the quantified unobservable inputs in the table on page F-177 is broad, for example, from 0% to 85% for the actuarial assumption of benefit utilization for GMWB/GMAB/GMWBL, please revise your disclosure to provide additional insight into the inputs used. In this regard, it may be more useful to investors if you provide a weighted-average of inputs used and/or a discussion of the predominant inputs or range of inputs and any clusters within the ranges disclosed and the underlying characteristics of those clusters.

•

Although you disclose the interrelationships between your unobservable inputs, you do not appear to discuss how these interrelationships might magnify or mitigate the effect of changes in the unobservable inputs as required by ASC 820-10-50-2g. Please revise your disclosure to discuss the magnifying or mitigating effects of your interrelationships or explain to us how your unobservable inputs do not exhibit these characteristics.

•

Please tell us why you do not provide any quantification of the unobservable inputs and the related sensitivity to changes in these inputs for your Level 3 investments. To the extent you rely on the provision within ASC 820-10-50-2bbb to not create quantitative information developed by third-parties, tell us how your review and validation process of broker quotes and prices obtained from pricing services does not make quantitative information regarding these unobservable inputs reasonably available to you as stipulated in the referenced guidance.

Response: We have revised the Significant Unobservable Inputs section of the Fair Value Measurements (excluding Consolidated Investment Entities) disclosure in Note 4 in the Interim Financials on pages F-178-F-180 of Amendment No. 1. Where we have a broad range on inputs, we have included a discussion of the underlying characteristics for inputs. The revisions also include a discussion of significant magnifying or mitigating effects of the interrelationships between the unobservable inputs.

We do not provide quantification of the unobservable inputs and the related sensitivity to changes in these inputs for Level 3 investments because our Level 3 fair value measurements of our fixed maturities, equity securities and equity and credit derivative contracts are primarily based upon broker quotes. These broker quotes may include significant unobservable inputs that are not developed by the Company. While we perform certain procedures to evaluate that the prices received from brokers meet the definition of fair value, we do not have access to the significant unobservable inputs brokers may use to value these securities and derivatives and our procedures to evaluate prices obtained from brokers do not utilize quantitative information regarding the unobservable inputs. Therefore, we are unable to quantify and perform a sensitivity analysis and have relied on the provision in ASC 820-10-50-2bbb for excluding the quantitative information.

Please contact me at 212-309-8200 if you wish to discuss our responses to the comment letter.

Sincerely,

/S/ BRIDGET M. HEALY
Bridget M. Healy Executive Vice President and Chief Legal Officer

Exhibit A

Revisions to be reflected in the 2012 Financials

Comment 21 – Page F-42 of the Initial Registration Statement

Fixed Maturity Securities Credit Quality – Ratings

The Securities Valuation Office (“SVO”) of the National Association of Insurance Commissioners (“NAIC”) evaluates the fixed maturity security investments of insurers for regulatory reporting and capital assessment purposes and assigns securities to one of six credit quality categories called “NAIC designations.” An internally developed rating is used as permitted by the NAIC if no rating is available. These designations are generally similar to the credit quality designations of the NAIC acceptable rating organizations (“ARO”) for marketable fixed maturity securities, called “ARO ratings,” except for certain structured securities as described below. NAIC designations of “1,” highest quality, and “2,” high quality, include fixed maturity securities generally considered investment grade (“IG”) by such rating organizations. NAIC designations 3 through 6 include fixed maturity securities generally considered below investment grade (“BIG”) by such rating organizations.

The NAIC adopted revised designation methodologies for non – agency RMBS, including RMBS backed by subprime mortgage loans reported within ABS, that became effective December 31, 2009 and for CMBS that became effective December 31, 2010. The NAIC’s objective with the revised designation methodologies for these structured securities was to increase the accuracy in assessing expected losses, and to use the improved assessment to determine a more appropriate capital requirement for such structured securities. The NAIC designations for structured securities, including subprime and Alt-A RMBS, are based upon a comparison of the bond’s amortized cost to the NAIC’s loss expectation for each security. Securities where modeling results in no expected loss in all scenarios are considered to have the highest designation of NAIC 1. A large percentage of the Company’s RMBS securities carry a NAIC 1 designation while the ARO rating indicates below investment grade. This is primarily due to the credit and intent impairments recorded by the Company which reduced the amortized cost on these securities to a level resulting in no expected loss in all scenarios, which corresponds to a NAIC 1 designation. The revised methodologies reduce regulatory reliance on rating agencies and allow for greater regulatory input into the assumptions used to estimate expected losses from such structured securities. In the tables below, we present the rating of structured securities based on ratings from the revised NAIC rating methodologies described above (which may not correspond to rating agency designations). All NAIC designations (e.g., NAIC 1-6) are based on the revised NAIC methodologies.

As a result of time lags between the funding of investments, the finalization of legal documents and the completion of the SVO filing process, the fixed maturity portfolio generally includes securities that have not yet been rated by the SVO as of each balance sheet date, such as private placements. Pending receipt of SVO ratings, the categorization of these securities by NAIC designation is based on the expected ratings indicated by internal analysis.

Information about the Company’s fixed maturity securities holdings, including securities pledged, by NAIC designations is set forth in the following tables. Corresponding rating agency designation does not directly translate into NAIC designation, but represents the Company’s best estimate of comparable ratings from rating agencies, including Moody’s Investors Service, Inc. (“Moody’s”), Standard & Poor’s Ratings Services (“S&P”), and Fitch, Inc. (“Fitch”). If no rating is available from a rating agency, then an internally developed rating is used.

Comment 29 – Page F-13 of the Initial Registration Statement

Investments

The accounting policies for the Company’s principal investments are as follows:

Fixed Maturities and Equity Securities: The Company’s fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) (“AOCI”), and presented net of related changes in DAC, VOBA, and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations (“CMOs”), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out (“FIFO”) basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), and asset-backed securities (“ABS”). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed securities (“MBS”) and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management’s knowledge of the current market. ~~For credit-sensitive MBS and ABS, and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis.~~ For prepayment-sensitive securities such as interest-only, principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis.

Comment 30 – Page F-20 of the Initial Registration Statement

Generally, the Company amortizes DAC and VOBA related to traditional contracts (term insurance, non-participating whole life insurance, and traditional group life insurance) and certain accident and health insurance over the entire premium payment period in proportion to the present value of expected gross premiums. Assumptions as to mortality, morbidity, persistency, and interest rates, which include provisions for adverse deviation, are consistent with the assumptions used to calculate reserves for future policy benefits. These assumptions are “locked-in” at issue and not revised unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. DAC recoverability testing is performed for current issue year products to determine if net premiums are sufficient to cover estimated benefits and expenses. In subsequent periods, the recoverability of the DAC or VOBA balances are determined by assessing whether future gross profits are sufficient to amortize the DAC or VOBA balances as well as provide for expected future benefits and maintenance costs. ~~Absent such a premium deficiency, variability in amortization after policy issuance or acquisition relates only to variability in premium volumes.~~ If a premium deficiency~~, or loss recognition,~~ is deemed to be present, charges will be applied against the DAC and VOBA balances before an additional reserve is established. Absent such a premium deficiency, variability in amortization after policy issuance or acquisition relates only to variability in premium volumes.~~DAC recoverability testing is performed for current issue year products to determine if net premiums are sufficient to cover estimated benefits and expenses.~~

Generally, the Company amortizes DAC and VOBA related to fixed and variable universal life contracts, variable deferred annuity contracts, and fixed deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business, and certain economic variables, such as inflation, are based on the Company’s experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance (“unlocking”). For variable deferred annuity contracts within Closed Block Variable Annuity, the Company amortizes DAC and VOBA in relation to the emergence of estimated gross revenue. The Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances each period. DAC and VOBA are deemed to be recoverable if the estimated gross profits exceed these balances.

Comment 32 – Page F-15 through F-17 and Page F-46 of the Initial Registration Statement

Other-than-temporary Impairments

The Company periodically evaluates its available-for-sale general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer’s financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments, and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

Prior to April 1, 2009, the Company recognized in earnings an other-than-temporary impairment (“OTTI”) for a fixed maturity in an unrealized loss position, unless it could assert that it had both the intent and ability to hold the fixed maturity for a period of time sufficient to allow for a recovery of estimated fair value to the security’s amortized cost. The entire difference between the fixed maturity’s amortized cost basis and its estimated fair value was recognized in earnings if the security was determined to have an OTTI.

There was no change in guidance for equity securities which, when an OTTI has occurred, continue to be impaired for the entire difference between the equity security’s cost and its estimated fair value.

Effective April 1, 2009, the Company prospectively adopted guidance on the recognition and presentation of an OTTI losses (see the “Adoption of New Pronouncements” section below). When assessing the Company’s intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost (“intent impairment”), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an OTTI. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected (“credit impairment”) and the amount related to other factors (“noncredit impairment”). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Consolidated Balance Sheets.

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

•

The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to ~~calculates the recovery value by performing a discounted cash flow analysis based on~~ the present value of future cash flows expected to be received including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

•

When determining collectability and the period over which the value is expected to recover, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company’s best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security’s position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

•

Additional considerations are made when assessing the unique features that apply to certain structured securities such as subprime, Alt-A, non-agency, RMBS, CMBS, and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratio, debt service coverage ratios, current and forecasted loss severity; and the payment priority within the tranche structure of the security.

•

When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities, and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company’s best estimate of scenarios-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security’s position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates, and the overall macroeconomic conditions.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity through Net realized capital gains (losses) in the Consolidated Statements of Operations, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

All investments with fair values less than amortized cost are included in the Company’s OTTI analysis, and impairments were recognized as disclosed in the “Other-than-temporary Impairments” section. ~~After detailed impairment analysis was completed,~~ Management evaluates non – agency RMBS and ABS based on actual and projected cash flows after considering the quality of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company’s assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security’s position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on a particular security within the trust will be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Unrealized losses on below investment grade securities are principally related to RMBS (primarily Alt-A RMBS), and ABS (primarily subprime RMBS) largely due to economic and market uncertainties including concerns over unemployment levels, lower interest rate environment on floating rate securities requiring higher risk premiums since purchase and valuations of residential real estate supporting subprime RMBS. Based on this analysis, management determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired, and therefore no further OTTI was necessary.

Comments 33 and 34 – Page F-80 through F-82 of the Initial Registration Statement

11.	Shareholder’s Equity and Dividend Restrictions

Common Stock

The following table presents a roll-forward of changes in Common Stock issued and outstanding for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Common stock, January 1	100,207	100,207	100,207
Common stock issued	—	—	—
Common stock acquired	—	—	—
Stock-based compensation programs	—	—	—

Common stock, December 31	100,207	100,207	100,207
Common stock held in treasury, December 31	—	—	—

Common stock issued and outstanding, December 31	100,207	100,207	100,207

Statutory Equity and Income

Each of ING U.S., Inc.’s wholly owned U.S. insurance subsidiaries is subject to minimum risk-based capital (“RBC”) requirements established by the insurance departments of their applicable state of domicile. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Each of ING U.S., Inc.’s U.S. insurance subsidiaries exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

Each of ING U.S., Inc.’s wholly owned insurance subsidiaries is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of its state of domicile. Such ~~S~~statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the insurance department of an insurance company’s state of domicile, the entire amount or a portion of an insurance company’s asset balance can be non-admitted based on the specific rules regarding admissibility.

Statutory net income (loss) for the three years ended December 31, 2011, 2010, and 2009 and statutory capital and surplus for the two years ended as of December 31, 2011 and 2010 of ING U.S., Inc.’s primary wholly owned U.S. insurance subsidiaries is as follows:

	Statutory Net Income (Loss)			Statutory Capital and Surplus			Minimum Capital Requirements(3)
	2011	2010	2009	2011	2010
Subsidiary Name (State of Domicile):
ING USA Annuity and Life Insurance Company (IA)	$386.0	$(384.4)	$(627.5)	$2,222.0	$1,724.7		$5.0

ING Life Insurance and Annuity Company (“ILIAC”) (CT)	194.4	66.0	271.6	1,931.9	1,688.3	(1)	3.0

Security Life of Denver Insurance Company (“SLD”) (CO)	175.2	(339.9)	23.7	1,519.5	1,457.0		1.5

ReliaStar Life Insurance Company (“RLIC”) (MN)	(83.0)	(234.2)	(92.5)	2,104.3	2,078.1	(2)	4.5

(1)

As prescribed by statutory accounting practices, ILIAC statutory surplus as of December 31, 2010 included the impact of $150.0 capital contribution received by ILIAC from its immediate parent, Lion Connecticut Holdings, Inc. (“Lion”), on February 18, 2011.

(2)

As prescribed by statutory accounting practices, RLIC statutory surplus as of December 31, 2010 included the impact of $50.0 capital contribution received by RLIC from its immediate parent, Lion, on February 18, 2011.

(3)	The insurance statutes of the state of domicile for the Company’s U.S. insurance subsidiaries set forth specific minimum capital requirements.

Dividend Restrictions

The states in which the principal insurance subsidiaries of ING U.S., Inc. are domiciled impose certain restrictions on the subsidiaries’ ability to pay dividends to their parent. These restrictions are based in part on the prior year’s statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or “extraordinary” dividends, are subject to approval by the insurance commissioner of the state of domicile of the insurance subsidiary proposing to pay the dividend.

Under the insurance laws applicable to ING U.S., Inc.’s subsidiaries domiciled in Connecticut, Colorado, Indiana, Iowa and Minnesota, an “extraordinary” dividend or distribution is defined as a dividend or distribution that, together with other dividends and distributions made within the preceding twelve months, exceeds the greater of (i) 10% of the insurer’s policyholder surplus as of the preceding December 31, or (ii) the insurer’s net gain from operations for the twelve-month period ending the preceding December 31, in each case determined in accordance with statutory accounting principles. New York has similar restrictions, except that New York’s statutory definition of “extraordinary” dividend or distribution is an aggregate amount in any calendar year that exceeds the lesser of (i) 10% of policyholder’s surplus for the twelve-month period ending the preceding December 31, or (ii) the insurer’s net gain from operations for the twelve-month period ending the preceding December 31, not including realized capital gains. The laws and regulations of some of the domiciliary states also prohibit an insurer from declaring or paying a dividend except out of its earned surplus or require the insurer to obtain regulatory approval before it may do so.

Dividends permitted to be paid by our principal insurance subsidiaries to ING U.S., Inc. or Lion Holdings without the need for insurance regulatory approval for the periods presented were as follows:

	Dividends Permitted without Approval
Subsidiary Name (State of Domicile):	2012	2011	2010
ING USA Annuity and Life Insurance Company (IA)	$—	$—	$—
ING Life Insurance and Annuity Company (CT)	190.0	—	203.9
Security Life of Denver Insurance Company (CO)	—	—	—
ReliaStar Life Insurance Company (MN)	—	—	—

Dividends and return of capital distributions paid by each of the Company’s principal wholly owned insurance subsidiaries to its parent is as follows for the years ended December 31, 2011, 2010 and 2009:

	Dividends Paid			Return of Capital Distribution
	2011	2010	2009	2011	2010	2009
Subsidiary Name (State of Domicile):
ING USA Annuity and Life Insurance Company (IA)	$—	$—	$—	$—	$—	$—
ING Life Insurance and Annuity Company (CT)(1)	—	203.0	—	—	—	—
Security Life of Denver Insurance Company (CO)(2)	—	—	—	200.0	—	—
ReliaStar Life Insurance Company (MN)(3)	—	221.0	—	—	—	—

(1)	Connecticut Insurance Department approved ILIAC’s 2010 dividend.
(2)	Colorado Insurance Division approved SLD’s 2011 return of capital distribution.
(3)	Minnesota Insurance Division approved RLIC’s 2010 dividend.

Comment 36 – Page F-86 of the Initial Registration Statement

The Company has recorded valuation allowances related to the tax benefit of certain federal and state net operating losses, realized capital losses on investments and certain other deferred tax assets.

For the years ended December 31, 2011, 2010 and 2009, the (decreases) increases in the valuation allowances were $(212.0), $395.5, and $340.0 respectively. In addition, in 2009 the Company had a $(385.0) decrease to the valuation allowance related to a cumulative effect of a change in accounting principle. In 2011, 2010 and 2009, there were increases of $175.0, $547.0, and $90.0, respectively, in the valuation allowance that were allocated to continuing operations and increases (decreases) of $(387.0), $(151.5) and $250.0, respectively, that were allocated to other comprehensive income. For 2011 and 2010, the amounts allocated to continuing operations were primarily the result of increasing negative evidence that caused a change in judgment regarding the ability to realize deferred tax assets in future years. The Company concluded that the cumulative losses in recent years was significant negative evidence requiring the establishment of a valuation allowance. For 2011 and 2010, the valuation allowances allocated to Other comprehensive income were directly related to the appreciation of the Company’s available-for-sale portfolio during those years and not due to changes in expectations of taxable income in future periods.

For 2009, the Company followed the exception described in ASC 740-20-45-7. In addition, the amount of the valuation allowance allocated to continuing operations was caused by a change in judgment regarding the beginning of the year deferred tax asset.

Comments 22 and 37 – Page F-99 of the Initial Registration Statement

15. Share-based Compensation

Description of Plans

Global Stock Option Plan: ~~During 1997, ING Group approved the 1997 Phantom Plan within the ING Group Global Stock Option Plan (“GSOP”) for certain key employees.~~ During 1999, ING Group amended the ING Group Global Stock Option Plan (“GSOP”)~~GSOP~~ to provide for non-qualified options on ING Group common stock for certain key executives in the U.S. The term of the non-qualified options is a ten-year term and vest at a rate of one third per year over the first three years of the option life. Options are granted at fair market value of the underlying stock on the date of grant. ING Group ceased issuing options under the GSOP plan in 2004. While no new GSOP options will be awarded, previously granted GSOP options will remain in place until exercised, lapsed, forfeited, or cancelled. All GSOP options are fully vested.

Long-term Equity Ownership Plan: Starting in 2004, ING Group began issuing options under the Long-term Equity Ownership Plan (“leo”). Under leo, participants are awarded both stock options and performance shares. Leo stock options are nonqualified options on ING Group shares in the form of American Depository Receipts (“ADRs”). The options have a ten-year term and vest three years from the grant date subject to the participant meeting the three-year service vesting condition. Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination, or termination for cause.

An option gives the recipient the right to purchase an ING Group share in the form of ADRs at a price equal to the fair market value of one ING Group share on the date of grant.

Leo performance shares are a contingent grant of ING Group stock. ~~and on~~Upon vesting, the participant has the right to take receipt of the shares under a net share settlement process or to use a broker-assisted cashless exercise process to receive a cash amount equal to the closing price per ING Group share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Leo performance shares generally vest three years from the grant date, and can range from 0-200% of target based on ING’s Total Shareholder Return (“TSR”) relative to a peer group of global financial services companies as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant’s death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in the leo plan document).

Long-term Sustainable Performance Plan performance shares (“LSPP”) were granted on March 30, 2011 with a three year graded vesting schedule. Participants were awarded a conditional right to receive a number of ING Group shares in the form of ADRs in the future. Awards under the LSPP vest, and shares are delivered 1/3 each of the first (2012), second (2013) and third (2014) anniversary of the award date, provided the participants are still employed by ING. The Performance Shares are subject to two performance targets: Return on Equity (“ROE”) which is 80% of the total award granted and Employee Engagement which is 20% of the total award granted and is measured annually.

At the end of the specified performance period, the extent to which ING’s performance targets have been met will determine the actual number of leo and LSPP performance shares that the participants will receive on the vesting date.

Comment 38 – Page F-114-115 of the Initial Registration Statement

Alt-A Back~~-up~~ Up Facility

On January 26~~,~~ 2009, ING Group ~~announced it had reached an agreement~~, for itself and on behalf of certain ~~ING affiliates~~subsidiaries, including the Company, reached an agreement with the Dutch State on an Illiquid ~~Assets~~Asset Back~~-up~~ Up Facility (the “Alt-A Back-up Facility”) ~~covering 80% of ING’s Alt-A RMBS. Under the terms of the Back-up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING’s $36.0 billion portfolio of~~ regarding Alt-A RMBS owned by ~~ING Bank, fsb and ING U.S., Inc.~~ subsidiaries, including ~~$3.3~~the Company. Pursuant to this transaction, the Company transferred all risks and rewards on 80% of a $4.5 billion par Alt-A RMBS portfolio to ING Support Holding, a wholly owned subsidiary of ING Group by means of the granting of a participation interest to ING Support Holding. ING Group and ING Support Holding entered into a back-to-back arrangement with the Dutch State on this 80%. As a result of this first transaction, the Company retained 20% of the exposure for any results on the $4.5 billion ~~of the Alt-A RMBS portfolio owned by ING U.S., Inc. subsidiaries (with respect to each ING U.S., Inc. subsidiary, its “Designated Securities Portfolio” and collectively for all participating ING U.S., Inc. subsidiaries, the “Company’s Designated Securities Portfolio”) (the “ING Dutch State Transaction”). In exchange, the Company received an assignment of~~ Alt-A RMBS portfolio.

The purchase price for the participation payable by the Dutch State was set at 90% of the par value of the 80% interest in the securities as of that date. This purchase price was payable in installments, was recognized as a loan granted to the Dutch State ~~payment obligations under the Back-up Facility related to the Company’s Designated Securities Portfolio, which~~ with a value of $3.3 billion, and is recorded as Loan-Dutch State ~~obligation~~Obligation on the Consolidated Balance Sheets (the “Dutch State Obligation”). ~~As a result of the risk transfer, the Dutch State participates in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of 10% of par value. In addition, under the Back-up Facility~~Under the transaction, other fees were ~~paid~~payable by both the Company and the Dutch State. The Company ~~remains the legal owner~~incurred net fees of ~~100% of its Alt-A RMBS portfolio~~$8.3, $9.4 and ~~will remain exposed to 20% of any results on its portfolio. The ING-Dutch State Transaction closed on March~~$10.8 in the years ended December 31, 2011, 2010 and 2009~~, with the risk transfer to the Dutch State taking effect on January 26, 2009.~~ respectively.

~~In order to implement that portion of the ING-Dutch State Transaction related to the Company’s Designated Securities Portfolio, each participating ING U.S., Inc. subsidiary entered into a participation agreement with its affiliates, ING Support Holding B.V. (“ING Support Holding”) and ING, pursuant to which each such ING U.S., Inc. subsidiary conveyed to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and pays a periodic transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to its Designated Securities Portfolio among ING, ING Support Holding, and the Dutch State (with respect to each such ING U.S., Inc. subsidiary, the “ING U.S., Inc. subsidiary Back-up Facility”). Under each ING U.S., Inc. subsidiary Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to its Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions it receives with respect to the 80% participation interest in its Designated Securities Portfolio. The Company incurred net fees of $8.3, $9.4, and $10.8 for the years ended December 31, 2011, 2010, and 2009, respectively.~~

~~In~~The Company executed a second transaction~~, a portion of the Company’s Alt-A RMBS was~~ effective January 26, 2009, in which an additional $445.9 par Alt-A RMBS portfolio owned by the Company was sold ~~for cash to an ING U.S., Inc. subsidiary in the amount of $321.0 th.at immediately thereafter, sold such securities~~ to ING Direct Bancorp. ~~Contemporaneous with such transfer,~~ ING Direct Bancorp paid cash in the amount of $321.0 for 80% of the Company’s additional $445.9 par Alt-A RMBS and included ~~such~~those purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. ~~This transfer closed on March 31, 2009.~~ ING Direct Bancorp paid cash in the amount of $54.3 and retained the remaining 20% of this Alt-A RMBS portfolio.

Upon the closing of ~~these~~the $4.5 billion par and the $445.9 par transactions on March 31, 2009, the Company recognized a gain of $~~870~~844.0, as the securities were impaired and written down to ~~market~~fair value in 2008.

On November 13, 2012, ING Group, ING Support Holding, ING Bank and the Company entered into restructuring arrangements with the Dutch State, which closed the following day (the “Termination Agreement”). Pursuant to these restructurings, the Company sold the Dutch State Obligation, with a carrying value of approximately $1.5 billion as of September 30, 2012, to ING Support Holding at fair value and transferred legal title to 80% of the securities subject to the Alt-A Back-up Facility to ING Bank. The restructuring resulted in an immaterial pre-tax loss. Following the restructuring transaction, the Company continues to own 20% of the Alt-A RMBS from the first transaction. The Company has the right to sell these securities, subject to a right of first refusal granted to ING Bank.

Asset Management Arrangements

Prior to the Termination Agreement, ING Investment Management LLC (“IIM”) managed the underlying assets and provided services related to the Company’s securities subject to the Alt-A Back-up Facility pursuant to services agreements with each of the participating subsidiaries.

As part of ING Group’s divestiture of ING Direct, ING Group, ING Bank and ING Direct entered into an agreement with the Dutch State similar to the Termination Agreement with respect to the Alt-A RMBS owned by ING Direct (the “ING Direct Restructuring”). As part of the ING Direct Restructuring, in February 2012, IIM entered into an agreement (the “Alt-A Asset Management Agreement”) with ING Bank pursuant to which it manages the assets transferred to ING Bank from ING Direct. In November 2012, in connection with the Termination Agreement, this Alt-A Asset Management Agreement was amended to provide that IIM would also manage the assets transferred to ING Bank as part of the Termination Agreement. As of September 30, 2012, ING Bank had paid the Company approximately $6.9 in fees related to the Alt-A Asset Management Agreement.